UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Performance Shipping Inc.
(Name of Issuer)

Common Shares, par value US$0.01 per share
(Title of Class of Securities)

Y67305105
(CUSIP Number)

Attn: Mr. Andreas Michalopoulos 373 Syngrou Avenue, 175 64 Palaio Faliro Athens, Greece +30-216-600-24000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

CUSIP No.	Y67305105

1.	NAME OF REPORTING PERSONS

Mango Shipping Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y67305105

1.	NAME OF REPORTING PERSONS

Aliki Paliou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y67305105

Item 1.	Security and Issuer.

This Amendment No. 1 to the Schedule 13D that was filed on October 9, 2020 (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Shares”), of Performance Shipping Inc., a corporation formed under the laws of the Republic of the Marshall Islands (the “Issuer”), having its principal executive offices at 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece. This Amendment No. 1 to the Schedule 13D is being filed to reflect a change in the beneficial ownership of the Reporting Persons and constitutes an exit filing for the Reporting Persons.

Item 2.
Identity and Background.
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
This Schedule 13D is being filed on behalf of the following:
Mango Shipping Corp., a corporation formed under the laws of the Republic of the Marshall Islands (“Mango Shipping”); and
Aliki Paliou (“Ms. Paliou”, and together with Mango Shipping, the “Reporting Persons”). Ms. Paliou is the sole shareholder of Mango Shipping.
As of the date of this filing, the Reporting Persons do not beneficially own any of the Issuer’s outstanding Common Shares.
The principal business address and principal office address of each of the Reporting Persons is 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece.
Ms. Paliou is a director of the Issuer. The principal business of Mango Shipping is holding shares and/or other securities, directly or indirectly, in certain companies operating in the shipping industry. Ms. Paliou and Mr. Symeon Palios are the directors of Mango Shipping.

The Reporting Persons have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following:

The Company conducted an exchange offer, pursuant to which it offered to exchange issued and outstanding Common Shares for newly issued shares of the Company’s Series B Convertible Cumulative Perpetual Preferred Stock (“Series B Preferred Shares”), which closed on January 27, 2022 (the “Exchange Offer”). Pursuant to the Exchange Offer, Mango Shipping exchanged 2,352,047 Common Shares, representing all of the Common Shares beneficially owned by Mango Shipping at that time, for Series B Preferred Shares at an exchange ratio of 0.28 Series B Preferred Shares per Common Share. The Series B Preferred Shares have no voting rights, subject to certain limited exceptions.  Mango Shipping has indicated to the Company that it intends to exercise its right pursuant to the terms of the Series B Preferred Shares to acquire Series C Preferred Shares (as defined in the Amended and Restated Statement of Designations for the Series B Preferred Shares).

Item 4.	Purpose of Transaction. Except as set forth in Item 3, there are no material changes to the Schedule 13D.
Item 5.	Interest in Securities of the Issuer.

(a, b)	The Reporting Persons do not beneficially own any Common Shares.

(c)	Except as set forth in Item 3, no transactions in the Common Shares were effected by the Reporting Persons during the past 60 days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer's outstanding common stock on January 27, 2022.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 3, there are no material changes to the Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

There are no material changes to the Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

MANGO SHIPPING CORP.*

By:	/s/ Aliki Paliou
Name: Aliki Paliou
Title: Authorized Representative

ALIKI PALIOU*

By:	/s/ Aliki Paliou

* The Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).